Market Vectors ETF Trust
99 Park Avenue, 8th Floor
New York, NY 10016

July 8, 2008

VIA ELECTRONIC FILING

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attn: Patricia Williams

RE:	Market Vectors ETF Trust
File Nos. 333-123257 and 811-10325

Dear Ms. Williams:

On behalf of Market Vectors ETF Trust (the "Registrant") and pursuant to Rule 477 under the Securities Act of 1933, as amended, we desire to withdraw, and hereby request that the Commission withdraw, the 485APOS filing made on behalf of the Registrant on May 9, 2008, with Accession No. 0000930413-08-002994 (the "Filing").

The Filing was originally filed for the purpose of adding five new series of the Registrant including the Market Vectors – Vietnam ETF. The Registrant represents that no securities have been or will be sold in connection with the Filing. Accordingly, the Registrant is requesting a withdrawal of the filing because it has decided not to proceed with the Market Vectors – Vietnam ETF at this time. The Registrant intends to re-file a post-effective amendment to its registration statement on Form N-1A that will include only the series of the Registrant that it currently intends to offer to the public.

Very truly yours,

Market Vectors ETF Trust

By:	/s/ Joseph McBrien
Name: Joseph McBrien
Title: Senior Vice President